2015-12-08, 13:28:49, EST

File insider report – Completed

The transaction has been reported.

Reported transactions for this session.

Insider:	Gress.A	Issuer:	TransGlobe Ener	Security	Common Sha

Transaction Number	2751891
Security designation	Common Shares
Opening balance of securities held	57614
Date of transaction	2015-12-08
Nature of transaction	10 – Acquisition or disposition in the public market
Number or value or underlying securities acquired	1200
Equivalent number or value or underlying securities acquired	1200
Number or value of securities or contracts disposed of
Equivalent number or value of securities or contracts disposed of
Unit price or exercise price	1.7600	Currency	American Dollar

Closing balance of securities held	58814	Insider’s
		calculated
		balance
Filing date/time	2015-12-08
	13:28:46
General remarks (if necessary to describe the transaction)
Private remarks to securities regulatory authorities